Confidential Draft Submission No. 2, as submitted to the United States Securities and Exchange Commission on July 8, 2021
under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SilverBox Engaged Corp II
(Exact name of registrant as specified in its charter)

Delaware	6770	86-2754279
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8801 Calera Dr.
Austin, TX 78735
(512) 575-3637
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph E. Reece
Executive Chairman
c/o SilverBox Engaged Corp II
8801 Calera Dr.
Austin, TX 78735
(512) 575-3637
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jonathan Ko, Esq. Paul Hastings LLP 515 South Flower Street, 25th Floor Los Angeles, CA 90071 (213) 683-6000	Ilir Mujalovic, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one redeemable warrant(2)	11,500,000 Units	$10.00	$115,000,000	$12,546.50
Shares of Class A common stock included as part of the Units(3)	11,500,000 Shares	—	—	—	(4)
Redeemable warrants to acquire one share of Class A common stock included as part of the Units(3)	3,833,333 Warrants	—	—	—	(4)
Class A common stock underlying redeemable warrants(3)	3,833,333 Shares	$11.50	$44,083,329.50	4,809.49
Total			$159,083,329.50	$17,355.99

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Includes 1,500,000 units, consisting of 1,500,000 shares of Class A common stock and 500,000 redeemable warrants that may be issued upon exercise of a 45-day option granted to the underwriter to cover over-allotments, if any.
(3)	Pursuant to Rule 416, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(4)	No fee pursuant to Rule 457(g)

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

SilverBox Engaged Corp II is submitting this Amendment No. 1 (this “Amendment”) to its Registration Statement on Form S-1 (Registration No. 333- ) (the “Registration Statement”) as an exhibit-only filing to file Exhibit 4.4. No changes have been made to Part I or Part II of the Registration Statement other than this explanatory note as well as revised versions of the cover page and Item 16 of Part II of the Registration Statement. This Amendment does not contain a copy of the preliminary prospectus included in the Registration Statement, nor is it intended to amend or delete any part of the preliminary prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits. The list of exhibits preceding the signature page of this registration statement is incorporated herein by reference.

(b)	Financial Statements. See page F-1 for an index to the financial statements and schedules included in the registration statement.

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EXHIBIT INDEX

Exhibit	Description
1.1	Form of Underwriting Agreement**
3.1	Certificate of Incorporation**
3.2	Form of Amended and Restated Certificate of Incorporation**
3.3	Bylaws**
4.1	Specimen Unit Certificate**
4.2	Specimen Class A Common Stock Certificate**
4.3	Specimen Warrant Certificate**
4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company, LLC and the Registrant*
5.1	Opinion of Paul Hastings LLP**
10.1	Form of Letter Agreement among the Registrant and Registrant’s initial stockholders, officers, directors**
10.2	Promissory Note, dated March 31, 2021, issued to the Sponsor**
10.3	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company, LLC and the Registrant**
10.4	Form of Registration and Shareholder Rights Agreement between the Registrant and certain security holders**
10.5	Securities Subscription Agreement, between the Registrant and the Sponsor**
10.6	Form of Private Placement Warrants Purchase Agreement between the Registrant and the Sponsor**
10.7	Form of Indemnity Agreement**
10.8	Form of Administrative Support Agreement by and between the Registrant and the Sponsor**
14	Form of Code of Ethics**
23.1	Consent of Marcum LLP**
23.2	Consent of Paul Hastings LLP (included in Exhibit 5.1)**
24	Power of Attorney (included on signature page of the initial filing of this Registration Statement)**
99.1	Consent of Joe Hurd**
99.2	Consent of Laura Sachar**
99.3	Consent of Glenn Welling**
99.4	Form of Audit Committee Charter**
99.5	Form of Compensation Committee Charter**
____________

*	Filed herewith.
**	To be filed by amendment.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on the ___ of _____ 2021.

SilverBox Engaged Corp II

By:
	Name:	Stephen M. Kadenacy
	Title:	Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Joseph E. Reece, Stephen M. Kadenacy, and Daniel E. Esters his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Executive Chairman	, 2021
Joseph E. Reece

	Chief Executive Officer (principal executive officer)	, 2021
Stephen M. Kadenacy

, 2021
Daniel E. Esters	Chief Financial Officer (principal financial officer)

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